Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES CALCULATION

Our ratios of earnings to fixed charges for the six months ended June 30, 2014 and the years ended December 31, 2013, 2012, 2011, 2010 and 2009, using financial information prepared in accordance with IFRS, as issued by the IASB, were:

	For the Six Months Ended June 30,	For the Year Ended December 31,
Period	2014	2013	2012	2011	2010	2009
	(in millions of Ch$)
Earnings:
Income before income taxes	179,642	239,730	142,066	140,621	141,926	102,441
Distributed earnings from associated companies	(1,304)	(1,241)	(367)	(250)	(296)	(445)
Fixed charges	345,865	549,416	506,116	335,622	163,229	120,727
Total earnings	524,203	787,905	647,815	475,993	304,859	222,723
Fixed charges
Interest expenses	345,865	549,416	506,116	335,622	163,229	120,727
Total fixed charges	345,865	549,416	506,116	335,622	163,229	120,727

Ratio of earnings to fixed charges	1.52%	1.43%	1.28%	1.42%	1.87%	1.84%